EXHIBIT 20.3

GLOBAL GENOMICS CAPITAL, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

CONDENSED BALANCE SHEETS

	June 30, 2002	December 31, 2001

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$394,755	$999
Prepaid expenses	17,474	—

Total current assets	412,229	999
Investment in Blizzard Genomics and others	947,023	1,336,076

Total assets	$1,359,252	$1,337,075

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$66,642	$28,726
Interest payable	61,018	40,568
Notes payable	875,000	875,000

Total current liabilities	1,002,660	944,294
Stockholders’ equity:
Preferred stock, No par value, Authorized 1,000,000 shares,0 and 27,314 shares issued and outstanding at June 30, 2002 and December 31, 2001, respectively	—	546,273
Common stock, No par value, Authorized 50,000,000 shares; 10,530,000 and 9,709,353 shares issued and outstanding at June 30, 2002 and December 31, 2001, respectively	1,772,058	820,785
Additional paid-in capital	851,553	841,553
Deficit accumulated during the development stage	(2,267,019)	(1,815,830)

Total stockholders’ equity	356,592	392,781

Total liabilities and stockholders’ equity	$1,359,252	$1,337,075

See accompanying notes.

GLOBAL GENOMICS CAPITAL, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Period from Inception (May 23, 2000) to June 30, 2002

	2002	2001	2002	2001

Revenue	$—	$12	$—	$29	$8,210
Expenses:
General and administrative expenses	13,796	161,935	24,811	307,183	747,074
Consulting fees	—	123,300	—	243,300	552,857
Accounting and legal fees	11,425	53,738	36,425	107,535	290,843

Total Expenses	25,221	338,973	61,236	658,018	1,590,774

Loss Before Other Income (Expense)	(25,221)	(338,961)	(61,236)	(657,989)	(1,582,564)
Equity Losses from Blizzard Genomics	(248,405)	(27,310)	(389,953)	(40,792)	(684,455)

Total Other Income (Expense)	(248,405)	(27,310)	(389,953)	(40,792)	(684,455)

Net Loss	$(273,626)	$(366,271)	$(451,189)	$(698,781)	$(2,267,019)

See accompanying notes.

GLOBAL GENOMICS CAPITAL, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,		Period From Inception (May 23, 2000) To June 30, 2002

	2002	2001

Cash flows from operating activities:
Net loss	$(451,189)	$(698,781)	$(2,267,019)
Adjustments to reconcile net loss to net
cash used in operating activities:
Equity in losses from Blizzard Genomics	389,953	40,792	684,455
Fair value of equity granted in noncash transactions	—	—	983,037
Changes in assets and liabilities	40,892	416,754	110,186

Total adjustments	430,845	457,546	1,777,678

Net cash used in operating activities	(20,344)	(241,235)	(489,341)
Cash flows from investing activities:
Investment in Blizzard Genomics and others	(900)	—	(1,631,477)

Net cash used by investing activities	(900)	—	(1,631,477)
Cash flows from financing activities:
Proceeds from notes payable	—	250,000	875,000
Proceeds from issuance of common stock	415.000	40,000	1,640,573

Net cash provided by financing activities	415,000	290,000	2,515,573

Net increase in cash and cash equivalents	393,756	48,765	394,755
Cash and cash equivalents at beginning of period	999	4,827	—

Cash and cash equivalents at end of period	$394,755	$53,592	$394,755

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$—	$—	$—

See accompanying notes.

GLOBAL GENOMICS CAPITAL, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MAY 23, 2000) TO JUNE 30, 2002

(Unaudited)

NOTE 1—DESCRIPTION OF COMPANY AND BASIS OF PRESENTATION

Global Genomics Capital, Inc. (“GGC” or the “Company”) is a development stage enterprise incorporated in the state of California in 2000. The Company is principally engaged in the investing in and acquiring of genomics companies that will bring healthcare products driven by genomic technologies into the marketplace and reinventing drug development. The Company has two investments as of June 30, 2002. See Note 2.

The accompanying condensed financial statements at June 30, 2002 and for the three and six month periods ended June 30, 2002 and 2001 are unaudited, but include all adjustments, consisting of normal recurring entries which the Company’s management believes to be necessary for a fair presentation of the periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with the Company’s audited financial statements.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”).  SFAS No. 142 requires that goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life not be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.  The Company adopted the provisions of SFAS No. 142 as of January 1, 2002 and does not believe this pronouncement will have a material effect on its financial statements.

NOTE 2—INVESTMENT IN GENOMICS COMPANIES

Through a series of stock purchases, which concluded on December 27, 2000, the Company purchased a total of 40% of Blizzard Genomics, Inc. (“Blizzard”), for $1,630,577. The Company’s 40% interest in Blizzard is accounted for under the equity method.  Through June 30, 2002, the Company has recorded a cumulative total of $684,455 as its share of Blizzard’s net loss, which has been recorded as a reduction in its investment in Blizzard on the accompanying balance sheet.

Summarized financial information for Blizzard that has been provided by Blizzard is as follows:

	June 30, 2002		December 31, 2001

	Total	Company’s Share	Total	Company’s Share

Current Assets	$276,666	$110,666	$947,622	$379,049
Other Assets	14,859	5,944	76,288	30,515
Current Liabilities	253,001	101,200	192,797	77,119
Net Assets	38,524	15,410	831,113	332,445
Net Loss (year-to-date)	(974,883)	(389,953)	(736,255)	(294,502)

On January 24, 2002, the Company obtained an approximate 5% interest in Psynomics, Inc. for $900, a development stage genomics company developing technology for the diagnosis and treatment of neuropsychiatric diseases.

NOTE 3—CONVERSION OF NOTES PAYABLE

In a series of transactions in April 2002, the Company executed agreements with the holders of all of its outstanding notes payable whereby, immediately prior to the consummation of the Company’s merger with CytRx on July 19, 2002 (see Note 5), all outstanding principal and accrued interest of such notes was converted into an aggregate of 1,673,077 shares of the Company’s common stock.

NOTE 4—PREFERRED STOCK CONVERSION

In February 2002, the holders of the 27,314 shares of preferred stock converted all of their shares into 27,314 shares of common stock.

NOTE 5—MERGER WITH CYTRX CORPORATION

On February 11, 2002, the Company entered into an agreement with CytRx Corporation (“CytRx”), a publicly traded company whereby CytRx agreed to acquire the Company through a merger of GGC Merger, Inc., a wholly-owned subsidiary of CytRx, into the Company.  The transaction was closed on July 19, 2002, after approval by the shareholders of each company and satisfaction of other customary closing conditions.  Pursuant to the merger agreement, each outstanding share of common stock of the Company was converted into .765967 shares of CytRx common stock.  The merger closed on July 19, 2002 and resulted in the issuance of 8,948,204 shares of CytRx common stock and warrants to purchase 1,014,677 shares of CytRx common stock to the security holders of the Company.